Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 6 DATED OCTOBER 20, 2017

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2017;
•	to disclose the calculation of our September 30, 2017 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to disclose a change in our officers.

November 1, 2017 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2017 (and repurchases as of October 31, 2017) is as follows:

Transaction Price (per share)
Class S	$10.4662
Class T	$10.3239
Class D	$10.3763
Class I	$10.4579

The November 1 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2017. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2017 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

Historical NAV per Share

September 30, 2017 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2017 along with the immediately preceding month.

The following table provides a breakdown of the major components of our total NAV as of September 30, 2017 ($ and shares in thousands):

Components of NAV	September 30, 2017
Investments in real properties	2,437,266
Investments in real estate related securities	644,371
Cash and cash equivalents	30,820
Restricted cash	105,881
Other assets	22,553
Debt obligations	(1,756,385)
Subscriptions received in advance	(98,435)
Other liabilities	(48,836)
Accrued performance participation allocation	(10,952)
Management fee payable	(3,712)
Accrued stockholder servicing fees (1)	(744)
Non-controlling interest in joint venture	(9,025)
Net asset value	$1,312,802
Number of outstanding shares	125,491

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2017, the Company has accrued under GAAP $75.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of September 30, 2017 ($ and shares in thousands, except per share data):

	Class S	Class I	Class D	Class T
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$1,033,848	$243,433	$12,718	$22,803	$1,312,802
Number of outstanding shares	98,779	23,277	1,226	2,209	125,491
NAV Per Share as of September 30, 2017	$10.4662	$10.4579	$10.3763	$10.3239

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2017 valuations, based on property types. Once we own more than one retail property we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.8%	5.7%
Industrial	7.1%	6.7%
Hospitality	9.8%	9.5%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hospitality
Input	Change	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.5%	+0.9%
(weighted average)	0.25% increase	(1.9%)	(1.5%)	(0.9%)
Exit Capitalization Rate	0.25% decrease	+2.8%	+2.4%	+1.9%
(weighted average)	0.25% increase	(2.7%)	(2.2%)	(1.8%)

The following table provides a breakdown of the major components of our total NAV as of August 31, 2017 ($ and shares in thousands):

Components of NAV	August 31, 2017
Investments in real properties	$1,992,523
Investments in real estate related securities	595,366
Cash and cash equivalents	74,750
Restricted cash	100,447
Other assets	21,874
Debt obligations	(1,391,501)
Payable for real estate-related securities	(90,316)
Subscriptions received in advance	(94,099)
Other liabilities	(41,565)
Accrued performance participation allocation	(8,795)
Management fee payable	(2,325)
Accrued stockholder servicing fees (1)	(677)
Non-controlling interest in joint venture	(3,138)
Net asset value	$1,152,544
Number of outstanding shares	110,774

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2017, the Company has accrued under GAAP $66.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2017 ($ and shares in thousands, except per share data):

	Class S	Class I	Class D	Class T
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$919,557	$214,878	$6,598	$11,511	$1,152,544
Number of outstanding shares	88,356	20,662	637	1,119	110,774
NAV Per Share as of August 31, 2017	$10.4074	$10.3997	$10.3536	$10.2883

Status of our Current Public Offering

As of the date hereof, we had issued and sold 138,953,270 shares of our common stock (consisting of 107,956,223 Class S shares, 25,621,208 Class I shares, 1,998,411 Class D shares, and 3,377,428 Class T shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Change in Officers

In September 2017, the board of directors appointed Leon Volchyok, the Company’s Chief Securities Counsel and Secretary since the Company’s inception, to serve as the Company’s Chief Legal Officer, Chief Compliance Officer and Secretary.  Mr. Volchyok’s appointment was in recognition of his experience and strong qualifications for the position and coincided with the resignation of Judy Turchin from her position with the Company. Ms. Turchin is leaving to pursue other opportunities.